EXHIBIT 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue for fourth quarter 2016.

From 11 May 2017, American Depository Receipts (ADRs) in Statoil (OSE: STL, NYSE: STO) listed on the New York Stock Exchange will be traded ex-dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for fourth quarter 2016.

From 12 May 2017, the shares in Statoil at Oslo Stock Exchange (Oslo Børs) will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for fourth quarter 2016.

Record date at New York Stock Exchange and Oslo Børs is 15 May 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.